UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

September 13, 2018

(Date of Report (Date of earliest event reported))

RED FISH PROPERTIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	82-3101685
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

301 W. Atlantic Avenue, Suite 8, Delray Beach, FL 33444	33444
(Address of principal executive offices)	(ZIP Code)

(561) 929-3686

(Registrant’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

TERMINATION OF SHARE EXCHANGE AGREEMENT. On May 4, 2018, Red Fish Properties, Inc., (the "Company" ) entered into a share exchange agreement, ("Agreement") with Data Discovery, Inc.,("DataD"), a Texas corporation and together the constituent corporations. DataD develops and licenses technologies that are part of DataD's intellectual property. The Company desired DataD to create and implement a cryptotoken to be known as "Redfish cryptotoken". The Effective time for completion of the share exchange was July 31, 2018. The Company was unable to raise enough money pursuant to the terms and conditions of the Agreement and the Agreement was thus terminated without penalty on August 1, 2018. The Agreement contained certain termination rights for the Company and DataD if the Agreement did not close on or before the July 31, 2018. As a result of the termination, no shares were exchanged by either party pursuant to the Agreement.

Item 9.1 Other Events

STOCK SPLIT. On September 13, 2018, (the "Effective Time), Thomas Mahoney, sole director of Red Fish Properties, Inc., (the "Company") cancelled 24,750,000 shares of the Company's common stock held by Mr. Mahoney. Immediately following the cancellation of Mr. Mahoney's shares, the Company effected an 80 for 1 forward stock split of the Company's issued and outstanding shares of common stock that occurred automatically and without any action of the part of the holders thereof which was approved by Mr. Mahoney as sole board director and the holders of a majority of the Company's outstanding common stock on September 13, 2018. Fractional shares resulting from the Stock Split were rounded up to the next whole number. The authorized number of shares, and par value per share, of common stock amount shall not be affected by the Stock Split.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Red Fish Properties, Inc.

By:	/s/ Thomas N. Mahoney
Name:	Thomas N. Mahoney
Title:	President and CEO

Date:	October 18, 2018